Exhibit 21

Subsidiaries of TypTap Insurance Group, Inc. (Florida)

Name	Jurisdiction of Incorporation
Cypress Tech Development Company, Inc.	Florida
Exzeo Software Private Limited	India
Exzeo USA, Inc.	Florida
TypTap Insurance Company	Florida
TypTap Management Company	Florida